Date: 16 October 2001
Number: 20/01

BHP BILLITON DIRECTOR RESIGNS - RON MCNEILLY

BHP Billiton announced Executive Director Global Markets Ron McNeilly would retire from the Board at the conclusion of today's BHP Billiton Limited Annual General Meeting.

Mr McNeilly was appointed to the BHP Board in 1991 and is the Group's longest serving director. He joined BHP as an 18-year old Commercial Trainee and, during 40 years of service to the Company, has acted as the head of Transport, Steel and, more recently, Minerals.

BHP Billiton Chairman Don Argus paid tribute to Mr McNeilly and wished him well for the future. Mr Argus said: "This is an appropriate time for me to thank Ron, on behalf of my Board colleagues and all shareholders, for his service to BHP and, in more recent months, BHP Billiton.

"Ron acted as the Company's Chief Operating Officer during most of 1998 before Paul Anderson joined us. This was a particularly difficult time, made considerably easier by Ron's leadership throughout that period. He assumed responsibility for the Minerals Division in January 1999 and headed that group through to the completion of the merger."

Mr McNeilly will continue to see through his merger integration responsibilities and will leave BHP Billiton at the end of this calendar year. As recently announced, Mr McNeilly will be Deputy Chairman of BHP Steel Limited when that new Company is publicly listed next year.


Further news and information can be found on our Internet site: www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:  +61 3 9609 3540
Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:  +61 3 9609 4157
Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:  +1 713 961 8625
Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel:  +44 20 7747 3956
Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:  +44 20 7747 3977
Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:  +27 11 376 3360
Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com




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